

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05003177

January 28, 2005

Anthony R. Augliera
Senior Vice President and
Assistant General Counsel
Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/28/2005

Re: Wachovia Corporation
Incoming letter dated December 20, 2004

Dear Mr. Augliera:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to Wachovia by the SEIU Master Trust. We also have received a letter from the proponent dated January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB - 1 2005
1086

Sincerely,
Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Tel 704 374-6611

Anthony Augliera
Senior Vice President and
Assistant General Counsel
Direct Dial: 704 383-4901
Fax: 704 715-4494
anthony.augliera@wachovia.com



WACHOVIA

1934 Act/Rule 14a-8

VIA OVERNIGHT MAIL

December 20, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wachovia Corporation - Omission of Shareholder Proposal Submitted by SEIU Master Trust

Ladies and Gentlemen:

Wachovia Corporation, a North Carolina corporation ("Wachovia"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal from its proxy statement and form of proxy for Wachovia's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

The Proposal

SEIU Master Trust (the "Proponent") has submitted a proposal (the "Proposal") for inclusion in Wachovia's 2005 Proxy Materials. The Proposal, including its supporting statement, is attached as Exhibit A.

The Proposal requests that "the Board of Directors report to shareholders by October 2005 on the effect on Wachovia's business strategy of the risks created by global climate change." The Proposal also states that the "report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) changes in the physical environment." In addition, the Proponent provides that the "report should be prepared at reasonable cost and omit proprietary information."

Summary of Wachovia's Position

As set forth more fully below, Wachovia believes that it may properly omit the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(7), because the proposal deals with a matter relating to the conduct of Wachovia's ordinary business operations.

Rule 14a-8(i)(7)-Proposal Relates to the Conduct of Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if the proposal deals with the company's ordinary business operations. The Commission has stated that whether a proposal falls under the ordinary business exclusion rests on two considerations: (i) the subject matter of the proposal, which takes into account whether the tasks are so fundamental to management's ability to run a company on a day-to-day basis that they would not be appropriate for shareholder oversight; and (ii) the degree to which the proposal seeks to "micro-manage" the company by delving too deeply into complex matters that the shareholders, as a group, would not be in position to make an informed judgment. The Commission noted that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." See Exchange Act Release No. 34-40018 (May 21, 1998). Wachovia believes that the Proposal falls squarely within the scope of the above considerations and may be excluded under Rule 14a-8(i)(7) because it relates to its ordinary business operations.

The Proposal requests Wachovia's Board of Directors to prepare a report for shareholders, within a specified time frame and containing at least certain specified information, on the effects on Wachovia's business strategy of the risks created by global climate change. As described below, Wachovia believes that the Proposal's request for an extensive analysis of the effects of global climate change on Wachovia's business involves probing into detailed operational processes that are part of Wachovia's ordinary business operations involving risk assessment.

Wachovia is a diversified financial services holding company that provides a wide range of financial services to its customers. Wachovia's services include, among other things, commercial and retail lending, investment advisory, investment banking, private equity investment, retail brokerage, insurance brokerage and mortgage banking. Wachovia believes that any assessment of the effects of global climate change on Wachovia's business and prospects necessarily involves an evaluation of a multitude of risks relating to climate change, including the risk that climate change will impact the revenues and cash flow of Wachovia's borrowers and companies in its investment portfolio. In fact, the effects of global climate change is one of many risks that Wachovia considers as part of its daily operations in conducting its various lines of business, including its daily lending and private equity investment operations. For example, the risks associated with global climate change, to the extent it may impact its borrowers, are evaluated in connection with Wachovia's credit standards, policies and procedures, as well as in establishing loan pricing policies and loan loss reserves. The evaluation of risk also plays a part in the context of the various financial performance metrics that Wachovia utilizes in its daily lending activities, including risk adjusted return on capital, which measures returns in relation to the risks taken. In addition, the Proposal's requirement that the report include a discussion of the effects of "rising public and regulatory pressures to limit the emission of greenhouse gases" also deals with ordinary business activities, including Wachovia's compliance function and its governance processes for evaluating risks to Wachovia's reputation. In essence, the Proposal focuses on matters that involve Wachovia's fundamental day-to-day business activities and would require Wachovia to provide a detailed report that, in effect, summarizes Wachovia's ordinary business operations. Thus, Wachovia believes that the Proposal is precisely the type of report involving ordinary business activities noted by the Commission in Exchange Act Release No. 34-40018 as falling within the ordinary business exclusion. In this regard, the Proposal also is very similar to other proposals regarding the evaluation of the risks of climate change that the Staff has stated relate to ordinary business operations and may be excluded under Rule 14a-8(i)(7).

For example, in American International Group, Inc. (publicly available February 11, 2004), the Staff ruled that a proposal requesting the board to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business related to the company's ordinary business operations. See also The Chubb Corporation (publicly available January 25, 2004) (identical proposal regarding the assessment of the company's strategies to address the impacts of climate change). In both American International Group, Inc. and The Chubb Corporation the Staff found that an assessment of a company's strategies to address the impact of climate change necessarily requires an evaluation of risk and benefits and is related to ordinary business operations. As noted above, Wachovia believes that the Proposal also focuses on an evaluation of risks and benefits, and, therefore, is similar to American International Group, Inc. and The Chubb Corporation.

The Proposal also is very similar to other proposals that have requested a report on the effects of various risks facing a company and that the Staff found involve ordinary business operations. For instance, in Xcel Energy Inc. (publicly available April 1, 2003) the Staff found that a proposal urging the board of directors to issue a report disclosing, among other things, the economic risks associated with the company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury omissions related to the company's ordinary business operations because it dealt with the evaluation of risks and benefits. See also The Mead Corporation (publicly available January 31,

2001) (proposal requesting the board to report on the current status of the issues raised in a financial report as they affect the company, including a description of the company's liability projection methodology and an assessment of other major environmental risks, such as those created by climate change, excludable under Rule 14a-8(i)(7) because it focuses on the company's liability methodology and evaluation of risk). Similarly, in American International Group, Inc. (publicly available February 19, 2004), the Staff concluded that a proposal requesting the board to review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy was excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In finding that the proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that the proposal related to the company's ordinary business operations "(i.e, evaluation of risks and benefits)." The Proposal, as in the above cases, would involve conducting an appraisal of the risks of global climate change on Wachovia's business and prospects. In addition, the Proposal would require a detailed report containing, among other things, specified information assessing the effects of changes in the physical environment and public and regulatory pressures relating to the emission of greenhouse gases. In requesting such detailed information in the report, the Proposal also is similar to other proposals that the Staff found excludable as relating to ordinary business operations. See Ford Motor Company (publicly available March 2, 2004) (proposal recommending the board to publish a report entitled "Scientific Report on Global Warming/Cooling" that includes detailed information on various technical matters excludable under Rule 14a-8(i)(7) because it relates to "the specific method of preparation and the specific information to be included in a highly detailed report").

In sum, Wachovia believes that the Proposal focuses on Wachovia's fundamental day-to-day business operations and involves a matter which requires a significant amount of information regarding the daily operations of Wachovia and its numerous lines of business. Moreover, the Proposal probes "deeply into complex matters that the shareholders, as a group, would not be in position to make an informed judgment." See Exchange Act Release No. 34-40018 (May 21, 1998). Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Wachovia believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

Conclusion

For the reasons set forth above, Wachovia respectfully submits that it may properly omit the Proposal from its 2005 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wachovia omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to the Proponent. Wachovia hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to Wachovia only by facsimile.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (704) 383-4901. My facsimile number is (704) 715-4494.

Very truly yours,



Anthony R. Augliera
Senior Vice President and
Assistant General Counsel

ARA/
Enclosures
cc: Steve Abrecht
Executive Director, SEIU Master Trust

EXhibit A

RESOLVED that shareholders of Wachovia Corporation ("Wachovia" or the "Company") request that the Board of Directors report to shareholders by October 2005 on the effect on Wachovia's business strategy of the risks created by global climate change. The report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) changes in the physical environment. The report should be prepared at reasonable cost and omit proprietary information.

SUPPORTING STATEMENT

The issue of global climate change threatens to affect companies across a wide variety of industries. Reports from respected scientific bodies such as the Intergovernmental Panel on Climate Change and the National Academy of Science confirm that climate change is real and will cause a variety of profound changes in the earth's climate if not arrested.

Regulatory responses to climate change have been adopted, and more are likely. The Kyoto Protocol requires signatory nations to reduce greenhouse gas emissions on average 5.2% below 1990 levels. The European Union plans to introduce a greenhouse gas emissions permit trading system, mandatory limits on emissions from large industrial and energy-intensive businesses in the EU starting in 2005 have been proposed. U.S. states including California have proposed emissions-reduction initiatives. These regulatory measures present both challenges and opportunities for both regulated entities and the users of their products and services.

Changes in the physical environment from climate change could also have a serious impact. The performance of companies with large real estate holdings in areas affected by climate change, for example, could suffer. Similarly, companies in the tourism industry could be affected as climate change impairs recreational opportunities such as skiing and water sports. A water shortage would have a broad impact on manufacturing, agriculture, forestry and other types of operations. A company with significant income from investments in companies or fees derived from investments in companies that are themselves affected by climate change could see a reduction in income from those investments.

According to Wachovia's most recent 10-K filing, Wachovia and its subsidiaries provide a variety of banking, lending, trust, asset management, securities and other financial services in 49 U.S. states, Washington D.C., Puerto Rico and 43 countries. They own 1,546 locations and leases 3,523 locations from which they conduct their business. Wachovia also had a principal investing portfolio with a carrying value of $1.7 billion as of December 13, 2003, as reported in Wachovia's 2003 annual report to shareholders.

Because of the breadth and complexity of Wachovia's assets and businesses, it is difficult for shareholders to determine the extent of the impact climate risk will have on the Company's long-term prospects and business strategy. We believe that a board-level assessment of these effects would assist shareholders in evaluating Wachovia's stock as a long-term investment.

We urge shareholders to vote for this proposal.


SEIU
Stronger Together

November 10, 2004

Mr. Mark Treanor
Secretary
Wachovia Corp.
301 South College Street
Charlotte, NC 28288

Dear Mr. Treanor:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2004 proxy statement of Wachovia Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Wachovia Corp. shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Steve Abrecht at (202) 639-7612.

Sincerely,

Steve Abrecht
Executive Director
SEIU Master Trust

SA:tm

OPEIU #2
AFL-CIO, CLC

Enclosure://1

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

8105-1000


SEIU
Stronger Together

January 21, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Wachovia Corporation to omit shareholder proposal submitted by the Service Employees International Union Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Wachovia Corporation ("Wachovia"). The Proposal asks Wachovia's Board of Directors to report to shareholders by October 2005 on the effect on Wachovia's business strategy of the risks created by global climate change. The Proposal recommends that the report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) changes in the physical environment.

By letter dated December 20, 2004, Wachovia stated that intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2005 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Wachovia claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7) (the "Ordinary Business Exclusion"), as relating to Wachovia's ordinary business operations. As discussed more fully below, because the Proposal deals with high-level strategic considerations rather than day-to-day management functions, and because climate change is a significant policy issue, omission pursuant to the Ordinary Business Exclusion is inappropriate.

Wachovia argues that the Proposal relates to ordinary business operations for two reasons, which overlap to a large extent. Wachovia claims that the Proposal attempts to micromanage the Company by requiring a report containing specific information within a defined time period. It also argues that the Proposal deals with risk assessment, compliance and governance processes, all of which are ordinary business activities according to Wachovia.

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

As an initial matter, the Staff has agreed with shareholder proposal proponents that global climate change is a significant policy issue. For example, in Unocal Corporation,[1] the proposal asked the company to report on "how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions." The company argued that the proposal could be omitted pursuant to the Ordinary Business Exclusion, and the proponents countered that the proposal involved a significant policy issue. The Staff declined to grant the requested relief. See also Reliant Resources Inc., 2004 SEC No-Act. LEXIS 460 (available Mar. 5, 2004) (same).

Addressing Wachovia's micro-management objections, a shareholder proposal must be reasonably specific about the action requested and the time period in which it should be undertaken to avoid exclusion on vagueness grounds.[2] The language Wachovia cites on this issue from the Commission Release (the "1998 Release") announcing changes in the interpretation of the Ordinary Business Exclusion clearly does not apply to the Proposal. The 1998 Release stated that a proposal could be construed as micromanaging if it sought to require a company to change a policy and to control the precise way a company did so.[3] Here, the Proposal does not request any change at all in Wachovia's policies, but rather asks for a report within a reasonable time period.

Moreover, the 1998 Release made clear that a proposal—even one seeking policy changes--can deal with an issue in detail without being excludable. It stated: "Some commenters [on the proposing release] thought that the examples cited seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to 'ordinary business.' We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." (footnotes omitted)

The Proposal seeks information regarding the strategic impact of climate change on Wachovia's business, and suggests two areas—regulatory and physical changes—where the effects of climate change might be felt. This minimal level of detail would surely be considered reasonable within the meaning of the 1998 Release.

By contrast, proposals the Staff has allowed registrants to exclude have involved substantial amounts of technical detail. For example, in Ford Motor Company,[4] the proposal sought "detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling" as they related to global climate change. The Staff allowed Ford to omit the proposal in reliance on the Ordinary Business Exclusion, explaining that the proposal dealt with "the specific method of preparation and the specific information to be included in a highly detailed report."

---

[1] 2004 SEC No-Act. LEXIS 394 (available Feb. 23, 2004).

[2] See, e.g., Otter Tail Corporation (Jan. 12, 2004), Capital One Financial Corporation (Feb. 7, 2003), and General Electric Company (Feb. 5, 2003).

[3] See Exchange Act Release No. 40018 (May 21, 1998).

[4] 2004 SEC No-Act. LEXIS 441 (available Mar. 2, 2004).

Contrary to Wachovia's characterization, the Proposal is not about compliance, governance or risk assessment. Instead, it seeks information about how global climate change—about which there is a clear scientific consensus—will affect Wachovia's business strategy in the coming decades. Reports by reputable scientific bodies worldwide predict substantial changes that will affect not only emitters such as utilities but a wide variety of industries including tourism, agriculture, forestry and insurance. The Trust believes that considering the effects of these changes falls within the board's strategic planning function, and is not simply a day-to-day management task.

The Proposal's broad strategic focus distinguishes it from the narrower environmental management-oriented proposals deemed excludable in the past. The two Staff letters cited by Wachovia, Xcel Energy, Inc.[5] and The Mead Corporation,[6] illustrate this difference. In Xcel, the proposal asked for a cost/benefit analysis regarding the company's emission of several substances. The company argued because the proposal involved the "[e]valuation of risks in financial terms," and the requested cost/benefit analyses were extremely detailed, the proposal could be omitted under the Ordinary Business Exclusion. The Staff agreed, reasoning that the proposal dealt with "evaluation of risks and benefits." Likewise, the proposal at Mead asked the company to describe its methodology for projecting various kinds of environmental liabilities and assess major environmental risks. The Staff concurred with the company's argument that the proposal could be omitted because it involved "evaluation of environmental risks in financial terms."

American International Group, Inc.[7] and The Chubb Corporation,[8] also relied upon by Wachovia, are distinguishable because both companies are insurers. The supporting statements in both proposals clearly focused on the effect of climate change on the companies' underwriting practices. The Chubb proposal, for example, stated that the company's "insurance products for ocean marine, vacation homes, and health care organizations may be affected by erratic weather patterns and extreme weather," and Chubb's request for no-action relief stressed that quantification of climate risk for the purpose of setting premiums and determining liabilities was integral to the company's ordinary business operations. The Chubb and AIG proposals thus would have elicited primarily information about day-to-day management activities such as mathematical modeling and liability projection. At Wachovia, however, which offers a wide array of financial services, evaluation of the strategic impact of climate change would not have such a narrow focus.

---

[5] 2003 SEC No-Act. 500 (available Apr. 1, 2003).
[6] 2001 SEC No-Act. 181 (available Jan. 31, 2001).
[7] 2004 SEC No-Act. 260 (available Feb. 11, 2004).
[8] 2004 SEC No-Act. 115 (available Jan. 25, 2004).

Conclusion

Wachovia has not met its burden of demonstrating that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7) and its request for no-action relief should accordingly be denied. If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. The Trust appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Steve Abrecht
Executive Director of Benefit Funds

SA:BY:bh

cc: Anthony R. Augliera
Senior Vice President and Assistant General Counsel
Fax# 704-715-4494

Opeiu#2
Afl-cio,clc

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wachovia Corporation
Incoming letter dated December 20, 2004

The proposal requests that the board prepare a report on the effect on Wachovia's business strategy of the risks created by global climate change.

There appears to be some basis for your view that Wachovia may exclude the proposal under rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Wachovia omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Kurt K. Murao
Attorney-Advisor